Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM PLANS REVERSE SHARE SPLIT AND
RECEIVES NASDAQ DELISTING LETTER

TEL AVIV, Israel—March 17, 2008—RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) announced today its plan to request shareholder approval of a reverse share split of the Company’s outstanding ordinary shares. The reverse share split will be undertaken with the goal of enabling the Company’s shares to continue trading on The Nasdaq Capital Market.

The Company received a notice from The NASDAQ Staff (the “Staff”) on March 11, 2008 notifying the Company that it had failed to comply with the minimum bid price requirement of $1.00 per share, as required for continued listing by NASDAQ Marketplace Rule 4320(e)(2)(E)(ii). As the Company reported in a press release dated September 12, 2007, in September the Staff notified the Company that the bid price of its ordinary shares had closed at less than $1.00 per share for 30 consecutive business days, and that the Company, therefore, had until March 10, 2008 to regain compliance with the minimum $1.00 bid price per share requirement.

RADCOM intends to file a request for a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”) to appeal the Staff determination. As a result, the Company’s shares will continue to be traded on The NASDAQ Capital Market and will not be delisted pending the hearing date and a final decision by the Panel. A hearing date will be set by the Panel following its receipt of the Company’s hearing request. However, there can be no assurance that the reverse share split will cause the Company to regain long-term compliance with the minimum bid price requirement and that the Panel will approve the Company’s request for continued listing.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.